BD

05038063

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler, Mitchell, Fenton & Graves, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin Street, 20th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Martino 617-747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH, D.C. 202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler, Mitchell, Fenton & Graves, Inc. ________________, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Detwiler, Mitchell, Fenton & Graves, Inc.

We have audited the accompanying consolidated statement of financial condition of Detwiler, Mitchell, Fenton & Graves, Inc. and subsidiary (the "Company") as of December 31, 2004, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Detwiler, Mitchell, Fenton & Graves, Inc. and subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC rule 15c3-1, and statements of computation for determination of reserve requirements under SEC rule 15c3-3 and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 4, 2005

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1908 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
www.wolfandco.com

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents (Note 9)	$ 4,146,134
Security deposits	11,285
Deposit with clearing organization (Note 6)	150,000
Commissions and other receivables	845,817
Fixed assets, net (Note 4)	310,881
Prepaid expenses and other assets	236,430
Deferred income taxes (Note 7)	266,985
Due from affiliate	16,733
Total Assets	$ 5,984,265
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Salaries and commissions payable (Note 5)	$ 2,744,013
Accounts payable and accrued liabilities	309,203
Current income taxes due to parent	92,497
Total Liabilities	3,145,713
Commitments and contingencies (Notes 5, 8 and 9)	
STOCKHOLDER'S EQUITY (Note 6)	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Additional paid-in-capital	2,019,740
Retained earnings	1,118,881
Distributions to affiliates	(431,632)
Total Stockholder's Equity	2,838,552
Total Liabilities and Stockholder's Equity	$ 5,984,265

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$ 13,933,161
Interest, fees and other	323,573
Gain on sale of marketable investment (Note 3)	27,247
Total revenues	14,283,981
EXPENSES:	
Compensation and benefits (Note 5)	8,939,037
General and administrative	2,118,952
Occupancy, communications and systems (Note 9)	1,281,327
Execution costs	1,086,607
Total expenses	13,425,923
Income before income taxes	858,058
Income tax expense (Note 7)	186,612
Net income	$ 671,446

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Distributions to Affiliates	Total
DECEMBER 31, 2003	$ 131,563	$ 2,019,740	$ 447,435	$ (363,642)	$ 2,235,096
Distributions to affiliates	-	-	-	(67,990)	(67,990)
Net income	-	-	671,446	-	671,446
DECEMBER 31, 2004	$ 131,563	$ 2,019,740	$ 1,118,881	$ (431,632)	$ 2,838,552

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 671,446
Adjustments to reconcile net income to net cash provided by from operating activities:	
Deferred income tax benefit	(266,985)
Depreciation and amortization	198,295
Gain on sale of marketable investment	(27,247)
Changes in:	
Security deposits	183,530
Deposit with clearing organization	100,000
Commissions and other receivables	(112,052)
Prepaid expenses and other assets	13,620
Due from affiliate	(16,733)
Salaries and commissions payable	1,571,558
Accounts payable and accrued liabilities	(19,766)
Current income taxes due to parent	92,497
Net cash provided by operating activities	2,388,163
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of marketable investments	(81,437)
Proceeds from sale of marketable investment	108,684
Purchase of fixed assets	(179,804)
Net cash used in investment activities	(152,557)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to affiliates	(67,990)
Net cash used in financing activities	(67,990)
Net increase in cash and cash equivalents	2,167,616
Cash and cash equivalents at beginning of year	1,978,518
Cash and cash equivalents at end of year	$ 4,146,134
Cash Payments:	
Interest expense	$ -
Income taxes	23,000

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION

Detwiler, Mitchell, Fenton & Graves, Inc. ("DMFG" or the "Company") is a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC" or "Parent"). DMFG is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Boston Stock Exchange and the National Association of Securities Dealers. DMFG has offices in Massachusetts, Connecticut and California.

The Company's wholly owned subsidiary, DMC Insurance Agency, Inc., is a licensed insurance agency, with limited activity.

DMFG introduces customer transactions on a fully disclosed basis to its clearing broker National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments, consisting only of normal recurring accruals, have been made to present fairly the financial statements of the Company.

Principles of Consolidation — The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary. All material intercompany transactions have been eliminated in consolidation.

Cash Equivalents — Cash equivalents include instruments with an original maturity of three months or less. At times, the Company maintains deposits in excess of Federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk.

Securities Transactions — Proprietary securities transactions in regular way trades are recorded on the settlement date (normally the third business day following the trade date) which is not materially different from the trade date. Securities transactions for customers are reported on the settlement date. Commission revenues and expenses are recorded on the trade date.

Fixed Assets – Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to seven years.

Fair Value of Other Financial Instruments — The carrying amount of receivables and payables are reported in the statement of financial condition at fair value.

Salaries, Bonuses and Commissions Payable — Effective January 1, 2004, key Capital Markets employees each executed new employment agreements (the "New Agreements") with the Firm. The New Agreements extend employment on a month-to-month basis, reaffirm and extend the non-compete clauses to a period of nine-months following termination (from six months in 2003) and modify certain payment provisions in a new compensation plan (the "New Compensation Plan"). Under the New Compensation Plan, Capital Markets employees will earn bonuses at 50% of commission revenues (from 48% in periods prior to 2004). Additionally, the current pay-out percentage in 2004 will decrease to 70% (from 75% in periods prior to 2004) and the amount of deferred contingent bonuses will increase to 30% paid over a three year vesting period beginning the following year (from 25% in periods prior to 2004). The unvested contingent deferred bonus obligation will be recognized in compensation expense in future periods on a straight line method as it vests. Deferred contingent bonuses will continue to be forfeited by any employee upon termination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes — Income tax liabilities or assets are recorded through charges or credits to the statement of income for the estimated income taxes payable or refundable for the current period.

Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Company participates in the filing of consolidated Federal and state income tax returns of its parent.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. GAIN ON SALE OF MARKETABLE INVESTMENT

In 2004, the Company realized a $27,247 gain on the sale of warrants which were received in 2001 in connection with investment banking services.

4. FIXED ASSETS, NET

Fixed assets at December 31, 2004 are as follows:

Furniture and equipment	$ 471,308
Leasehold improvements	36,363
	507,671
Less accumulated depreciation and amortization	(196,790)
	$ 310,881

Depreciation and amortization expense was $198,295 for the year ended December 31, 2004.

5. SALARIES, BONUSES AND COMMISSIONS PAYABLE

Effective January 1, 2004, key Capital Markets employees each executed new employment agreements (the "New Agreements") with the Firm. The New Agreements extend employment on a month-to-month basis, reaffirm and extend the non-compete clauses to a period of nine-months following termination (from six months in 2003) and modify certain payment provisions in a new compensation plan (the "New Compensation Plan"). Under the New Compensation Plan, Capital Markets employees will earn bonuses at 50% of commission revenues (from 48% in periods prior to 2004). Additionally, the current pay-out percentage in 2004 will decrease to 70% (from 75% in periods prior to 2004) and the amount of deferred contingent bonuses will increase to 30% paid over a three year vesting period beginning the following year (from 25% in periods prior to 2004). The unvested contingent deferred bonuses will be recognized in compensation expense in future periods on a straight line method as it vests. Deferred contingent bonuses will continue to be forfeited by any employee upon termination.

5. SALARIES, BONUSES AND COMMISSIONS PAYABLE (CONTINUED)

Salaries, bonuses and commissions payable at December 31, 2004 follows:

Capital markets – current bonus	$ 1,241,586
Capital markets – contingent deferred bonus	830,559
Private client, executive, administrative and other – current	438,990
Executive – deferred	232,898
	$ 2,744,013

Activity in contingent deferred bonuses payable for the year ended December 31, 2004 follows:

Balance at December 31, 2003	$ 256,906
Additions from the vesting provisions of unrecorded contingent deferred bonuses	599,847
Payments to employees from vesting provisions	(26,194)
Forfeitures	-
Balance at December 31, 2004	$ 830,559

In January 2005, $1,242,000 of current bonus payable and $454,000 of deferred bonus payable were paid to Capital Markets employees, respectively.

The deferred bonuses for Capital Markets employees have significantly increased the cash balances of the Company. However, there are significant, unrecorded, contingent deferred bonuses yet to be recorded in the financial statements of the Company. This amount will be recorded in future periods contingent upon continuing employment of individual key Capital Markets employees. The unvested, and therefore unrecorded, contingent deferred bonus obligation at December 31, 2004 was $2,309,291. The unvested contingent deferred bonuses obligation will be amortized to compensation expense in future periods through December 2007 on a straight line method as it vests. Unvested contingent deferred bonuses will be forfeited by an employee if terminated during the vesting period.

If the vesting provision of the contingent deferred bonus obligation was not in effect, and all commissions were paid to Capital Market employees on a current basis, compensation and benefits expense for the year ended December 31, 2004 would have increased by $903,972 from $8,939,037 as reported to $9,843,009 and income before income taxes would have decreased by $903,972 from $858,058 as reported to a loss before income taxes of $45,914.

6. NET CAPITAL REQUIREMENT

DMFG is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule"). Net capital is computed under the alternative method permitted by the Rule, which requires minimum net capital to be $209,714. At December 31, 2004, DMFG's net capital was $1,795,961 or $1,586,247 in excess of its minimum net capital requirement of $209,714.

A computation of the reserve requirement is not applicable to DMFG and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

6. NET CAPITAL REQUIREMENT (CONTINUED)

DMFG is a fully disclosed broker dealer with National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments, and has an agreed-upon minimum net capital requirement with NFS of $500,000. The Company maintained a $150,000 clearing deposit with NFS at December 31, 2004.

7. INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2004 follows:

Current:	
Federal	$ (366,041)
State	(87,556)
Total current	(453,597)
Deferred benefit:	
Federal	83,105
State	14,666
Reversal of valuation allowance	169,214
Total deferred benefit	266,985
Total expense	$ (186,612)

Actual income tax expense differs from the amount "expected" computed using the statutory Federal tax rate of 34% due principally to the reversal of the valuation allowance on deferred tax assets and the effect of state income taxes.

Components of the deferred income tax asset at December 31, 2004 follow:

Compensation	$ 264,427
Depreciation	2,558
Total deferred income tax asset	$ 266,985

The Company participates in the filing of consolidated Federal and state income tax returns of its parent.

8. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. COMMITMENTS AND CONTINGENCIES

Lease Obligation

The Company leases space under non-cancelable lease agreements. Annual rental payments are exclusive of increases for real estate taxes and certain building operating expenses. Total rent expense, including real estate taxes and utilities, was $683,042 for the year ended December 31, 2004.

Future minimum annual lease payments under the non-cancelable lease at December 31, 2004 follows:

2005	$	624,352
2006		603,594
2007		287,730
2008		10,740
2009		8,352
Total	$	1,534,768

In connection with the office lease obligation, a U.S. Treasury security with a value of $171,164 at December 31, 2004 is pledged as collateral and is recorded within cash and cash equivalents on the statement of financial condition.

Legal Proceedings

The Company's subsidiary, DMFG, is responding to inquiries and subpoenas regarding various regulatory proceedings against a former independent financial planner, Bradford Bleidt, and the companies affiliated with Mr. Bleidt. The proceedings allege fraudulent transactions occurred at his companies before, during and after Mr. Bleidt's affiliation with DMFG. As these investigations are only at a preliminary stage, the Company is unable to predict the outcome of this matter, or whether DMFG will be alleged to have any responsibility for such wrongdoing, if any.

The Company from time to time is subject to other legal proceedings and claims which arise in the ordinary course of its business. Management believes that resolution of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

10. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. During 2004, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which is conducts business.

DETWILER, MITCHELL, FENTON & GRAVES, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AT DECEMBER 31, 2004

NET CAPITAL:	
Total stockholder's equity	$ 2,835,621
Less non-allowable assets:	
Property, furniture and equipment	(310,881)
Deferred income taxes	(266,985)
Prepaid expenses and other assets	(232,674)
Restricted cash	(169,950)
Due from affiliate	(16,733)
Accounts receivable	(14,396)
Security deposits	(11,285)
Fidelity bond deductible	(13,000)
Non-marketable investments	(3,756)
NET CAPITAL	1,795,961
Minimum Net Capital Requirement of 6 2/3% of aggregate indebtedness of $3,145,713 or $100,000, whichever is greater	209,714
EXCESS NET CAPITAL	$ 1,586,247
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Aggregate Indebtedness	$ 3,145,713
Percentage of Aggregate Indebtedness to Net Capital	175%

The computation of net capital above does not materially differ from that reported by the Company in its amended FOCUS Report filed on Form X-17A-5 at December 31, 2004.

DETWILER, MITCHELL, FENTON & GRAVES, INC.
STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2004

A computation of the reserve requirement is not applicable to DMFG and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

DETWILER, MITCHELL, FENTON & GRAVES, INC.
STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2004

Information relating to possession or control requirements is not applicable to DMFG and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker Claiming an Exemption from Rule 15c3-3

To the Board of Directors of
Detwiler, Mitchell, Fenton & Graves, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Detwiler, Mitchell, Fenton & Graves, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

99 High Street · Boston, Massachusetts · 02110-2320 · Phone 617-439-9700 · Fax 617-542-0400
1500 Main Street · Suite 1908 · Springfield, Massachusetts · 01115 · Phone 413-747-9042 · Fax 413-739-5149
www.wolfandco.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 4, 2005